WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NY 10153-0119
                                 (212) 310-8000
                               FAX: (212) 310-8007



                                December 21, 2005


BY EDGAR AND FACSIMILE
----------------------

H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C.  20549

                  RE:   Response to Staff Comments on:
                        Atkins Nutritionals Holdings, Inc.
                        Form T-3
                        Filed November 17, 2005
                        Amendment No. 1 to Form T-3
                        Filed December 6, 2005
                        Commission File No. 22-28799


Dear Mr. Schwall:

                  On behalf of Atkins Nutritionals Holdings, Inc. (the "Company"), this letter responds to your letter dated December 19, 2005, relating to comments of the staff of the U.S. Securities and Exchange Commission on the Form T-3 filed by the Company on November 17, 2005 and Amendment No. 1 thereto filed by the Company on December 6, 2005. The responses to the staff's comments are numbered to relate to the corresponding comments in your letter.

GENERAL
-------

1. WE NOTE THAT YOU HAVE NOT YET FILED THE FORM T-1. UPON THE SELECTION OF AN ELIGIBLE TRUSTEE AND PRIOR TO THE EFFECTIVENESS OF THE FORM T-3, YOU MUST FILE A FORM T-1 AS AN EXHIBIT TO THE FORM T-3.

         RESPONSE: The Company will promptly file a Form T-1 as an exhibit to the Form T-3 after it selects an eligible trustee and prior to the effectiveness of the Form T-3.

H. Roger Schwall
December 21, 2005
Page 2


2. WE NOTE THE REPRESENTATION REGARDING THE APPROXIMATE PUBLIC OFFERING DATE. PLEASE CONFIRM TO US THAT NO SALES OF THE SECURITIES WILL BE MADE UNTIL SUCH TIME AS THE T-3 IS EFFECTIVE.

         RESPONSE: The Company confirms that there will be no sales of the securities governed by the indenture to be qualified under the T-3 until the T-3 is effective.

ITEM 2.  SECURITIES ACT EXEMPTION APPLICABLE, PAGE 2
----------------------------------------------------

3.       PLEASE REVISE TO SPECIFY THE NUMBER OF CONTINGENT VALUE RIGHTS BEING
         OFFERED.

         RESPONSE: Item 2 of Amendment No. 2 filed herewith has been revised to disclose that up to 1,600,000 contingent value rights are being offered.

ITEM 8.  ANALYSIS OF CVR AGREEMENT PROVISIONS
---------------------------------------------

4. EXPAND THE DISCLOSURE UNDER THIS ITEM TO SUCCINCTLY EXPLAIN THE CIRCUMSTANCES UNDER WHICH THE CONTINGENT VALUE RIGHTS WILL BE REDEEMABLE BY THEIR HOLDERS.

         RESPONSE: The disclosure under Item 8 of Amendment No. 2 has been expanded to explain the circumstances under which the holders of contingent value rights will receive payment.

                                       ***

                  When the Company requests effectiveness of the Form T-3, the acknowledgment requested by the staff will be included. If you have any questions or would like additional information, please do not hesitate to contact the undersigned at (212) 310-8226 or Daniel Holzman at (212) 310-8195.


                                                     Very truly yours,

                                                     /s/ Simeon Gold

                                                     Simeon Gold

cc:  Mellissa Campbell Duru (SEC)
     Timothy Levenberg  (SEC)